Vycor Medical, Inc.

6401 Congress Ave. Suite 140

Boca Raton, FL 33487

September 20, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Russell Mancuso, Branch Chief

Re:

Vycor Medical, Inc. (the “Company”)

Post-Effective Amendment No. 1 to Form S-1

File No. 333-176713

Filed on September 6, 2012

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 14, 2012 addressed to Mr. David Cantor, the Company’s President, with respect to the Company’s filing of its Post-Effective Amendment No. 1 to Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has not amended the registration statement. Where applicable, the revised pages or sections of the Post-Effective Amendment No. 1 to Form S-1.

Exhibit 5.1

1.

The penultimate paragraph of the legal opinion states that the common stock is duly authorized and outstanding “with the exception of 10,333,333 shares which are labeled as “Treasury Stock”.  Accordingly, counsel has not offered an opinion as to whether the shares offered for resale, when issued, will be validly issued, fully paid and non-assessable.  Please refer to Section II.B.1.a of the Staff Legal Bulletin No. 19 (Oct. 14, 2011) and have counsel revise the opinion to state, if true, that the Common Stock, when issued, will be validly issued, fully paid and non-assessable.

Division of Corporate Finance

September 20, 2012

COMPANY RESPONSE:

The Company has filed Post-Effective Amendment No. 2 which includes an amended version of Exhibits 5.1 and 23.1 which include the opinion that the Common Stock, when issued, will be validly issued, fully paid and non-assessable.

On behalf of the Company, we acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VYCOR MEDICAL, INC.

/S/ David Cantor

By:___________________________

David Cantor

President

cc:

Robert L. B. Diener, Esq.